OnCure Holdings, Inc.
18100 Von Karman Avenue, Suite 450
Irvine, California 92612

December 22, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Fax: (703) 813-6986

  Re:
  OnCure Holdings, Inc.
  Registration Statement on Form S-4
  File No. 333-170100

Dear Sirs:

        In connection with the above-referenced registration statement (the "Registration Statement") filed by OnCure Holdings, Inc., a Delaware corporation (the "Company"), relating to a proposed offer (the "Exchange Offer") by the Company to exchange up to $210,000,000 aggregate principal amount of the Company's 11 3/4% Senior Secured Notes due 2017 (the "Exchange Notes") for up to $210,000,000 aggregate principal amount of the Company's outstanding 11 3/4% Senior Secured Notes due 2017 (the "Private Notes"), I am writing to advise you supplementally that:

  (i)
  the Company is registering the Exchange Offer in reliance on the position of the staff of the Commission (the "Staff") enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the Commission's letter to Shearman & Sterling dated July 2, 1993, and Morgan Stanley & Co. Inc. (available June 5, 1991);

  (ii)
  the Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company's information and belief, each person participating in the Exchange Offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Exchange Offer;

  (iii)
  The Company further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Private Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes.

  (iv)
  the Company will make each person participating in the Exchange Offer aware, through the prospectus forming a part of the Registration Statement (the "Prospectus"), that —

  (A)
  any broker-dealer and any noteholder using the Prospectus to participate in a distribution of the Exchange Notes (x) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar letters and (y) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 (the "Securities Act") in connection with a secondary resale transaction, and

  (B)
  any broker-dealer who holds Private Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Private Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes;

  (v)
  the Company acknowledges that any secondary resale transaction, as described in clause (iii)(A) above, should be covered by an effective registration statement containing the selling noteholder information required by Item 507 of Regulation S-K;

  (vi)
  the Company will include in the transmittal letter to be executed by each tendering noteholder that elects to participate in the Exchange Offer a representation from such tendering noteholder to the Company that —

  (A)
  the Exchange Notes or book-entry interests therein to be acquired by such holder and any beneficial owner(s) of such Private Notes or interests therein ("Beneficial Owner(s)") in connection with the Exchange Offer are being acquired by such holder and any Beneficial Owner(s) in the ordinary course of business of the holder and any Beneficial Owner(s),

  (B)
  the holder and each Beneficial Owner are not engaging, do not intend to engage, and have no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes,

  (C)
  the holder and each Beneficial Owner acknowledge and agree that any person who is a broker-dealer registered under the Securities Exchange Act of 1934, as amended, or is participating in the Exchange Offer for the purpose of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes or interests therein acquired by such person and cannot rely on the position of the Staff set forth in certain no-action letters,

  (D)
  the holder and each Beneficial Owner understands that a secondary resale transaction described in clause (v)(C) above and any resales of the Exchange Notes or interests therein obtained by such holder in exchange for the Private Notes or interests therein originally acquired by such holder directly from the Company should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the Commission,

  (E)
  neither the holder nor any Beneficial Owner(s) is an "affiliate," as defined in Rule 405 under the Securities Act, of the Company or the subsidiary guarantor, and

  (F)
  in the event such holder is a broker-dealer (whether or not it is also an "affiliate") that will receive Exchange Notes for its own account pursuant to the Exchange Offer, the Private Notes tendered in the Exchange Offer were acquired by such broker-dealer as a result of market-making activities or other trading activities, and such holder acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a Prospectus, the holder will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act;

  (vii)
  the Company will commence the Exchange Offer when the Registration Statement is declared effective by the Commission;

  (viii)
  the Exchange Offer will remain in effect for a limited time and, except with respect to broker-dealers who tender in the Exchange Offer for whom the Company will keep the registration statement effective for up to 180 days, will not require the Company to maintain an "evergreen" registration statement; and

  (ix)
  the Exchange Offer will be conducted by the Company in compliance with the Securities Exchange Act of 1934, and any applicable rules and regulations thereunder.

Sincerely yours,
OnCure Holdings, Inc.
By:	/s/ RUSSELL D. PHILLIPS, JR.
Name:	Russell D. Phillips, Jr.
Title:	Executive Vice President, General Counsel and Chief Compliance Officer